Exhibit 99.15

Mexico City, November 3, 2014 - Volaris* (NYSE:VLRS and BMV: VOLAR) announced that on October 16, 2014 Volaris signed a one year term agreement, with UBS Casa de Bolsa, S.A. de C.V., UBS Grupo Financiero for the provision of local market-making activities. This agreement shall commence on the date hereof, November 3, 2014.

The local market-maker will buy and sell Volaris series A shares daily on the Bolsa Mexicana de Valores, S.A.B. de C.V., with the ticker of VOLAR.

Through this initiative Volaris strengthens its commitment to investors to promote liquidity of the securities traded in the equity capital markets.

Investor Relations contact:

Andrés Pliego / Investor Relations / ir@volaris.com / +52 55 5261 6444

The information included in this report has not been audited and it does not provide information on the company’s future performance. Volaris’ future performance depends on many factors and it cannot be inferred that any period’s performance or its comparison year over year will be an indicator of a similar performance in the future.

About Volaris:

*	Controladora Vuela Compañía de Aviación, S.A.B. de C.V. (“Volaris” or the “Company”) (NYSE: VLRS and BMV: VOLAR), is an ultra-low-cost carrier (ULCC), with point-topoint operations, serving Mexico and the United States. Volaris offers low base fares to build its market, providing quality service and extensive customer choice. Since beginning operations in March 2006, Volaris has increased its routes from five to more than 132 and its fleet from four to 50 aircraft. Volaris offers more than 220 daily flight segments on routes that connect 36 cities in Mexico and 17 cities in the United States with the youngest aircraft fleet in Mexico. Volaris targets passengers who are visiting friends and relatives, cost-conscious business people and leisure travelers in Mexico and to select destinations in the United States. Volaris has received the ESR Award for Social Corporate Responsibility for five consecutive years. For more information, please visit: www.volaris.com